Norman H. Beitner (313) 465-7320
Honigan Miller Schwartz and Cohn LLP Attorneys and Counselors	Fax: (313) 465-7321 nbeitner@honigman.com

Confidential Treatment Requested

By Covisint Corporation

CC-01

September 9, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Covisint Corporation

One Campus Martius

Detroit, MI 48226-5099

Attn: Daniel S. Follis, Jr., Secretary

(313) 227-7000

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Covisint Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed September 9, 2013
Registration No. 333-188603

Dear Mr. Shuman:

On behalf of our client, Covisint Corporation, a Michigan corporation (the “Company”), we transmit herewith the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) for filing under the Securities Act of 1933, as amended.

Amendment No. 3 is being filed to further update, clarify, and render more complete the information contained in the Registration Statement. In addition, various revisions have been made in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on August 15, 2013, as set forth in a letter dated September 5, 2013 (the “Comment Letter”).

For the Staff’s convenience, the text of the Comment Letter is set forth below in italics, followed in each case by the Company’s response.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman September 9, 2013 Page 2	Confidential Treatment Requested by Covisint Corporation CC-02

Terms not otherwise defined in this response letter will have their respective meanings set forth in Amendment No. 3. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Risk Factors, page 11

1.	We note that July 23, 2013 earnings call of Compuware included information regarding Covisint’s historical and anticipated performance. Provide your analysis of whether the information disclosed by Compuware about Covisint in the earnings call is the same as that provided in Covisint’s prospectus. Also, provide your views on whether the Covisint prospectus should be expanded to incorporate any material information regarding Covisint not previously provided.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 34 beginning “In making your investment decision, you should not rely on statements…”

The Company believes that the information in the Company’s prospectus is consistent with the disclosures Compuware has made regarding the Company. In addition, the Company believes all material information regarding Covisint is contained in the Company’s prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates Stock-based Compensation Covisint Corporation Stock Compensation, page 62

2.	We note your disclosure on pages 111 and F-41 that you granted options on August 7, 2013. Please revise your disclosure to disclose the following regarding this grant as well as any subsequent grants up to the effectiveness of the registration statement:

•	the nature and type of stock option or other equity related transaction;

•	the date of grant/issuance;

•	the number of options granted;

•	the exercise price;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman September 9, 2013 Page 3	Confidential Treatment Requested by Covisint Corporation CC-03

•	the amount and timing of expense recognition;

•	discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted;

•	discuss the significant factors contributing to the difference in the fair value determined between this grant and the March 4, 2013 grant. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock; and

•	disclose the expected impact the additional grants will have on your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 to more fully describe the August 7, 2013 grant.

Additionally, the Company advises the Staff that there has been minimal change in the estimated fair value of the underlying shares from the March 4, 2013 grant to the August 7, 2013 grant ($8.26 to $8.87, respectively).

3.	Please reconcile for us and explain the difference between the fair value of the underlying stock as of the August 7, 2013 valuation and the midpoint of your IPO offering range.

Response: We respectfully advise the Staff that the expected IPO offering range has changed from the previously discussed range of $[***] to $[***] to a more current range of $[***] to $[***].

The fair value of the underlying shares was estimated at $8.87, which is within approximately [***] percent of the expected low end of the offering range. We further advise the Staff that utilizing the midpoint of the IPO offering range to estimate the value of the shares for purposes of measuring the compensation expense associated with this grant would result in approximately $[***] of additional compensation expense over the vesting period of the option grant. We believe such amount is immaterial to the Company’s financial statements and results of operations.

[***] Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to the omitted portions.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman September 9, 2013 Page 4	Confidential Treatment Requested by Covisint Corporation CC-04

Covisint Corporation respectfully requests that the bracketed information contained in the immediately preceding response be treated as confidential information and that the Commission provide timely notice to Daniel S. Follis, Jr. Secretary, Covisint Corporation, One Campus Martius, Detroit, MI 48226-5099, before it permits any disclosure of the bracketed information.

Because of the commercially sensitive nature of information contained in the immediately preceding response, this submission is accompanied by a request for confidential treatment for the bracketed information contained therein, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”) and the Freedom of Information Act. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

Management, page 94

4.	Please revise Mr. Paul’s biography to clarify that he is a member of Compuware’s board of directors.

Response: In response to the Staff’s comment, the Company has revised Mr. Paul’s biography on page 95 to clarify that he is a member of Compuware’s board of directors.

Principal Shareholders, page 121

5.	Since Messrs. Grabe, Szygenda, and Paul are members of the board of directors of Compuware, please advise us why their respective beneficial ownership amounts do not include the 30,003,000 shares owned by Compuware. As directors of Compuware, it would appear these individuals would share voting and/or investment power of the shares held or record by Compuware.

Response: In response to the Staff’s comment, the Company has included footnote disclosure to the Principal Shareholders table on page 121 acknowledging that Messrs. Grabe, Szygenda, and Paul may be deemed beneficial owners of our common stock held by Compuware and such beneficial ownership is disclaimed.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman September 9, 2013 Page 5	Confidential Treatment Requested by Covisint Corporation CC-05

Certain Relationships and Related Party Transactions Relationship with Compuware, page 113

6.	Please update your related party disclosures to provide disclosures of intercompany transactions with Compuware through June 30, 2013, including your intercompany balances from January 1, 2013 through June 30, 2013. Your disclosures on page 114 either relate solely expenses for the periods ending March 31, 2013 or intercompany balances for the quarter ended June 30, 2013, instead of the entire period covered from January 1, 2013 to June 30, 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure under “Relationship with Compuware — Historical Relationship with Compuware” beginning on page 113.

* * *

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman September 9, 2013 Page 6	Confidential Treatment Requested by Covisint Corporation CC-06

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions regarding this submission or the Company’s responses, please do not hesitate to contact me at (313) 465-7320 or David V. Gubbini of our office at (313) 465-7416.

Very truly yours, HONINGMAN MILLER SCHWARTZ AND COHN LLP

/s/ Norman H. Beitner
Norman H. Beitner

c:	David McGuffie, Covisint Corporation, Chief Executive Officer
Enrico Digirolamo, Covisint Corporation, Chief Financial Officer
Kenneth J. Gordon, Goodwin Procter LLP
David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo